VIA EDGAR

December 18, 2014

Ms. Tia L. Jenkins

Senior Assistant Chief Accountant

Office of Beverages, Apparel, and Mining

United States Securities and Exchange Commission

100 First Street, N. E.

Washington, D. C. 20549

RE:	U.S. Physical Therapy, Inc.

Form 10-K for the Year Ended December 31, 2013 Filed March 11, 2014

Form 10-Q for the Quarter Ended June 30, 2014 Filed August 7, 2014

USPH Response Dated October 29, 2014

File No. 001-11151

Dear Ms. Jenkins:

This letter is in response to your letter dated November 26, 2014 to Mr. Christopher Reading, Chief Executive Officer, U.S. Physical Therapy, Inc. (the “SEC Letter”) transmitting the comments of the staff (the “Staff”) of the United States Securities and Exchange Commission (the “Commission”) relating to the above referred Form 10-Q. The following corresponds to the comments in your letter:

Form 10-Q for the Quarter Ended June 30, 2014

Consolidated Statements of Net Income, page 4

1.

We reviewed your response to our prior comment 4 noting it does not appear to be consistent with your disclosure here or in Footnote 2 on page 13. It appears that your earnings per share is being calculated utilizing net income attributable to common stockholders of $10,660 and not $9,574 which would reflect the adjustment for the revaluation of redeemable non-controlling interests. Please provide us with the detailed discussion to support your accounting treatment considering the guidance in FASB ASC 480-10-S99-3A-22. In addition, please provide us with detailed discussion to support your accounting treatment of presenting an earnings per share amount for Revaluation of redeemable non-controlling interests, net of tax, particularly considering the guidance in FASB ASC 280-10-45-1 through 7 which only identifies earnings per share amounts continuing operations, discontinued and extraordinary items.

RESPONSE: After further consideration of FASB ASC 480-10-S99-3A-22 and FASB ASC 260-10-45-1 through 7 (reference in your letter should be FASB ASC 260-10-45-1 through 7), we acknowledge and understand the points mentioned in your letter. In order to provide transparent information to our investors, we feel the attached proposed presentation of our Consolidated Statements of Net Income and footnote for earnings-per-share, included as Exhibit A and B, meet the criteria in the current regulations as well as provide our investors with the ability to analyze our reported earnings-per-share. Consistent with numerous speeches and comments from Commission representatives encouraging transparency in financial reporting, we want to make our results, especially earnings-per-share, transparent to our investors. Please refer to testimony provided by Scott Taub, the Commission’s Acting Chief Accountant, before the House Financial Services Subcommittee on March 29, 2006 where he stated, “Preparers of financial information must be committed to issuing financial reports to communicate with investors, rather than focusing solely on complying with rules and standards”. Further, in a speech given by Commissioner Cynthia A. Glassman on June 4, 2002, financial transparency was again highlighted when she stated, “Investors need transparent financials to make informed investment decisions”.

We feel it is important to our investors that we report the revaluation of the redeemable non-controlling interest (“Revaluation”) on the face of the Consolidated Statements of Net Income and in Footnote 2 – Earnings Per Share - as detailed in Exhibit A and B. The Revaluation, in this format, is reported as an impact to income available to common stockholders in accordance with current regulations. The information, in the manner presented, is important to our investors so they can easily see the components and computation of our earnings-per-share. A charge for Revaluation is not a recurring item in each reporting period for our Company and reporting the Revaluation as a separate line gives our investors the ability to compare our Company’s current results from operations to prior periods as well as to the operating results of other companies within our sector. Further, we believe this information should be made readily available to the reader of our Consolidated Statements of Net Income, given its importance, rather than given less prominence when only included in a footnote.

As disclosed in the referenced Form 10Q, a detailed discussion of our accounting treatment considering the guidance in FASB ASC 480-10-S99-3A-22 reads as follows: “The non-controlling interests that are reflected as redeemable non-controlling interests in the consolidated financial statements consist of those owners who have certain redemption rights that are currently exercisable, and that, if exercised, require that the Company purchase the non-controlling interest of the particular limited partner. The redeemable non-controlling interests are adjusted to the fair value in the reporting period in which the Company deems it probable that the limited partner will assert the redemption rights and will be adjusted each reporting period thereafter. The adjustments are charged to additional paid-in capital and are not reflected in the statement of net income. Although the adjustments are not reflected in the statement of net income, current accounting rules require that the Company reflects the charge in the earnings per share calculation.” The Revaluation is derived from an agreement issued by the Company, and accordingly, is not a component of continuing or discontinued operations on the consolidated statement of net income.

We acknowledge the following:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filings;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact me with any questions.

Sincerely,

/s/ Lawrance W. McAfee

Lawrance W. McAfee

Executive Vice President and Chief Financial Officer

LWM/JJB

Exhibit A

U. S. PHYSICAL THERAPY, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF NET INCOME

(IN THOUSANDS, EXCEPT PER SHARE DATA)

(unaudited)

	Three Months Ended June 30,		Six Months Ended June 30,
	2014	2013	2014	2013
Net patient revenues	$76,470	$65,227	$144,867	$126,659
Other revenues	1,731	1,642	3,101	2,966

Net revenues	78,201	66,869	147,968	129,625
Clinic operating costs:
Salaries and related costs	40,109	35,526	78,051	69,585
Rent, clinic supplies, contract labor and other	15,205	12,550	29,421	25,284
Provision for doubtful accounts	1,054	1,198	2,004	2,295
Closure costs	(2)	8	11	26

Total clinic operating costs	56,366	49,282	109,487	97,190

Gross margin	21,835	17,587	38,481	32,435
Corporate office costs	7,614	6,528	14,746	12,941

Operating income from continuing operations	14,221	11,059	23,735	19,494
Interest and other income, net	—	1	1	3
Interest expense	(332)	(130)	(585)	(265)

Income before taxes from continuing operations	13,889	10,930	23,151	19,232
Provision for income taxes	4,469	3,288	7,408	5,781

Net income from continuing operations including non-controlling interests	9,420	7,642	15,743	13,451
Discontinued operations, net of tax	—	(268)	—	(468)

Net income including non-controlling interests	9,420	7,374	15,743	12,983
Less: net income attributable to non-controlling interests	(2,988)	(2,460)	(5,083)	(4,348)

Net income attributable to common shareholders	$6,432	$4,914	$10,660	$8,635

Basic earnings per share attributable to common shareholders:
From continuing operations prior to revaluation of redeemable non-controlling interests, net of tax	$0.53	$0.42	$0.88	$0.74
Charges to additional-paid-in-capital - revaluation of redeemable non-controlling interests, net of tax	(0.01)	—	(0.09)	—

From continuing operations, net of tax	0.52	0.42	0.79	0.74
From discontinued operations, net of tax	—	(0.01)	—	(0.02)

Basic	$0.52	$0.41	$0.79	$0.72

Diluted earnings per share attributable to common shareholders:
From continuing operations prior to revaluation of redeemable non-controlling interests, net of tax	$0.53	$0.42	$0.87	$0.74
Charges to additional-paid-in-capital - revaluation of redeemable non-controlling interests, net of tax	(0.01)	—	(0.09)	—

From continuing operations, net of tax	0.52	0.42	0.78	0.74
From discontinued operations, net of tax	—	(0.01)	—	(0.02)

Diluted	$0.52	$0.41	$0.78	$0.72

Shares used in computation:
Basic	12,224	12,089	12,177	12,022

Diluted	12,226	12,110	12,184	12,044

Dividends declared per common share	$0.12	$0.10	$0.24	$0.20

Earnings attributable to common shareholders:
From continuing operations	$6,432	$5,079	$10,660	$8,930
From discontinued operations	—	(165)	—	(295)

	$6,432	$4,914	$10,660	$8,635

See notes to consolidated financial statements.

Exhibit B

	Three Months Ended June 30,		Six Months Ended June 30,
	2014	2013	2014	2013
Earnings attributable to common shareholders:
From continuing operations prior to revaluation of redeemable non-controlling interests, net of tax	$6,432	$5,079	$10,660	$8,930
Charges to additional-paid-in-capital - revaluation of redeemable non-controlling interests, net of tax	(119)	—	(1,086)	—

From continuing operations, net of tax	6,313	5,079	9,574	8,930
From discontinued operations, net of tax	—	(165)	—	(295)

	$6,313	$4,914	$9,574	$8,635

Basic earnings per share attributable to common shareholders:
From continuing operations prior to revaluation of redeemable non-controlling interests, net of tax	$0.53	$0.42	$0.88	$0.74
Charges to additional-paid-in-capital - revaluation of redeemable non-controlling interests, net of tax	(0.01)	—	(0.09)	—

From continuing operations, net of tax	0.52	0.42	0.79	0.74
From discontinued operations, net of tax	—	(0.01)	—	(0.02)

	$0.52	$0.41	$0.79	$0.72

Diluted earnings per share attributable to common shareholders:
From continuing operations prior to revaluation of redeemable non-controlling interests, net of tax	$0.53	$0.42	$0.87	$0.74
Charges to additional-paid-in-capital - revaluation of redeemable non-controlling interests, net of tax	(0.01)	—	(0.09)	—

From continuing operations, net of tax	0.52	0.42	0.78	0.74
From discontinued operations, net of tax	—	(0.01)	—	(0.02)

	$0.52	$0.41	$0.78	$0.72

Shares used in computation:
Basic earnings per share - weighted-average shares	12,224	12,089	12,177	12,022
Effect of dilutive securities - stock options	2	21	7	22

Denominator for diluted earnings per share - adjusted weighted-average shares	12,226	12,110	12,184	12,044